UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

thinkorswim Group Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

46145 P 103

(CUSIP Number)

thinkorswim Group Inc.

(formerly known as Investools Inc.)

45 Rockefeller Plaza, Suite 2012

New York, New York 10116

801-816-6918

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46145 P 103

1.	Names of Reporting Persons Lee K. Barba

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 680,284

	8.	Shared Voting Power 3,092,180

	9.	Sole Dispositive Power 680,284

	10.	Shared Dispositive Power 3,092,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,772,464

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%(1)

14.	Type of Reporting Person IN

(1)  Based on 66,760,578 shares of Common Stock of the Issuer outstanding as of December 31, 2008.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Lee K. Barba (the “Reporting Person”) on February 15, 2007 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of thinkorswim Group Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 45 Rockefeller Plaza, Suite 2012, New York, New York 10116. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On January 8, 2009, the Issuer entered into an Agreement and Plan of Merger, dated January 8, 2009, with TD Ameritrade Holding Corporation (the “Parent”), Tango Acquisition Corporation One, a wholly owned subsidiary of Parent, and Tango Acquisition Corporation Two, a wholly owned subsidiary of Parent (the “Merger Agreement”).  As an inducement for Parent to enter into the Merger Agreement and in consideration thereof, contemporaneously with the execution of the Merger Agreement, the Reporting Person entered into a Voting Agreement with Parent, a copy of which is attached hereto as Exhibit 99.1 (the “Voting Agreement”).  The Reporting Person was not paid any additional consideration in exchange for entering into the Voting Agreement.

Pursuant to the Voting Agreement, the Reporting Person has agreed to vote his shares of Common Stock in support of the adoption of the Merger Agreement, has granted a proxy to Parent to vote his shares in such manner and has agreed to take specified other actions in support of the transaction.

The foregoing references to and descriptions of the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Voting Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

The information set forth or incorporated in Items 3 and 6 is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended in its entirety by replacing with the following:

The information contained on the cover page to this Amendment No. 1 and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) The Reporting Person may be deemed to beneficially own 3,092,180 shares of Common Stock equal to 5.7% of the class, which includes 1,107,328 shares of Common Stock owned outright (including 77,975 shares of restricted stock, of which 35,475 shares of Common Stock vested on January 4, 2009 and 42,500 shares of Common Stock will vest on January 18, 2009) and options to purchase

1,984,852 additional shares of Common Stock which are exercisable within the next 60 days.  Also included are 680,284 shares of Common Stock held by the Lee and Maria Barba Irrevocable Insurance Trust (the “Irrevocable Trust”) for the benefit of family members.

(b) The Reporting Person has sole voting power and sole dispositive power with respect to 680,284 shares of Common Stock indentified in response to Item 5(a) above and, as a result of the terms of the Voting Agreement, the Reporting Person may be deemed to have shared voting power and shared dispositive power with respect to 3,092,180 shares Common Stock identified in response to Item 5(a) above.

(c) Other than the transaction described in Item 4 above, transactions involving the Reporting Person during the past sixty days included on December 23, 2008:

1. The distribution of 279,715 shares at a price of $5.654 from a Grantor Retained Annuity Trust (the “GRAT”).

2. The acquisition of 279,715 shares at a price of $5.654 directly by the Reporting Person.

3. The distribution of 210,285 shares at a price of $5.654 from the GRAT.

4. The acquisition of 210,285 shares at a price of $5.654 by the Irrevocable Trust.

(d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 680,284 shares.

(e) [Not applicable.]

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended in its entirety by replacing with the following:

The information set forth or incorporated in Items 3 and 4 and Exhibit 99.1 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended in its entirety by replacing with the following:

99.1	Voting Agreement, dated January 8, 2009, by and between Parent and Lee K. Barba.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2009
Date
/s/ Lee K. Barba
Signature
Lee K. Barba
Name/Title

EXHIBIT INDEX

Exhibit No.	Description

99.1	Voting Agreement, dated January 8, 2009, by and between Parent and Lee K. Barba.